UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

May 2, 2022

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In the Matter of

New Providence Acquisition Corp. III	**ORDER DECLARING REGISTRATION**
10900 Research Blvd	**STATEMENT ABANDONED UNDER THE**
Suite 160C, PMB 1081	**SECURITIES ACT OF 1933, AS AMENDED**
Austin, TX 78759	

File No: 333-253336

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       New Providence Acquisition Corp. III filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

       New Providence Acquisition Corp. III has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

       In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on May 2, 2022.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief